Exhibit 99.1

MAVERIX ANNOUNCES RESULTS OF ANNUAL GENERAL MEETING

May 13, 2022, Vancouver, British Columbia – Maverix Metals Inc. (“Maverix” or the “Company”) (NYSE American & TSX: MMX) is pleased to announce the voting results of its Annual General Meeting (the “Meeting”) of Shareholders held on May 12th, 2022. Maverix shareholders voted in favour of all resolutions presented at the Meeting, including the election of the Company’s nine director nominees. Detailed results of the vote for directors are shown below:

Nominee	Votes For		Votes Withheld
	Number	Percent (%)	Number	Percent (%)
Geoffrey Burns	121,546,640	98.75%	1,533,339	1.25%
Dr. Christopher Barnes	121,451,444	98.68%	1,628,535	1.32%
Robert Doyle	122,995,226	99.93%	84,753	0.07%
Tara Hassan	122,943,162	99.89%	136,817	0.11%
Daniel O’Flaherty	122,997,283	99.93%	82,696	0.07%
Brian Penny	122,981,666	99.92%	98,313	0.08%
Blake Rhodes	122,998,199	99.93%	81,780	0.07%
David Scott	122,944,921	99.89%	135,058	0.11%
J.C. Stefan Spicer	112,322,210	91.26%	10,757,769	8.74%

Shareholders also voted in favour of the appointment of KPMG LLP as the auditor of the Company. Each of the resolutions approved at the meeting were described in detail in the Company’s Management Information Circular dated March 23, 2022 available on SEDAR (www.sedar.com) and the Company’s website (www.maverixmetals.com).

A report on all items of business voted at the Meeting has been filed on SEDAR (www.sedar.com).

About Maverix

Maverix is a gold-focused royalty and streaming company with a globally diversified portfolio of over 120 assets. Maverix’s mission is to increase per share value by acquiring precious metals royalties and streams. Its shares trade on both the NYSE American and the TSX under the symbol “MMX”.

For further information, please visit our website at www.maverixmetals.com or contact:

Maverix Metals Inc.

Valerie Burns

Manager of Investor Relations

(604) 343-6225

info@maverixmetals.com

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